[FUND LETTERHEAD]

                               September 23, 2004

Dear Stockholders:

           On September 10, 2004, two trusts controlled by Stewart R. Horejsi began a hostile, partial tender offer to purchase, up to 1,825,000 shares of the outstanding Common Stock of the Fund. YOUR BOARD OF DIRECTORS, BY THE UNANIMOUS VOTE OF THE DIRECTORS PRESENT, HAS DETERMINED THAT THE HOREJSI OFFER IS NOT IN THE BEST INTERESTS OF THE FUND AND ITS STOCKHOLDERS AND SHOULD BE REJECTED.

           Your Board reached this conclusion after carefully considering the HARMFUL EFFECTS of the Horejsi offer, the COERCIVE NATURE that the Horejsi offer would have for the Fund's stockholders and other factors described in the attached Schedule 14D-9.

           THE HOREJSI TRUSTS ADMIT THEY INTEND TO:
              o change the Fund's investment strategy from a REIT sector fund to what could be a "blind pool"
              o  terminate Neuberger Berman as the current Fund manager
              o install an affiliate of the Horejsi Trusts as the new investment manager
              o significantly increase the Fund's current advisory fees from 0.2% to perhaps as high as 1.25% of net assets
              o replace the current independent Fund directors with their own handpicked candidates, and thereby take control of the Fund

           YOUR BOARD URGES YOU TO CONSIDER THAT SINCE THE FUND'S INCEPTION:
              o the Fund has significantly out-performed the funds managed by the advisors proposed by the Horejsi offer - based on the average annual market return, the Fund has posted a 25.13% return, while the funds managed by the investment advisors proposed by the Horejsi offer have posted a 16.07% and 19.33% return
              o  the Fund has significantly out-performed the S&P 500 index, nearly doubling the average annual market percentage return
              o  the Fund has significantly out-performed the Lipper Closed-End
                 Sector Equity Average, averaging approximately a 16% greater average annual return
              o the Fund is an income fund and stockholders have consistently received distributions from the Fund

           Your Board has concluded that the Horejsi offer is coercive and has taken certain actions to defend the Fund and its stockholders and to discourage the hostile offer. However, in order to provide liquidity to any stockholder who might be interested in selling shares, the Board has determined that the Fund will commence as soon as possible a tender offer for up to 943,704 shares at

$20.00 per share, representing 20% of the outstanding Fund shares. The Fund's self tender offer is designed to provide liquidity to our stockholders, without requiring them to tender into the Horejsi Trusts coercive offer. The Board will recommend that stockholders not tender into either the Fund's offer or the Horejsi offer. HOWEVER, IF A STOCKHOLDER IS INCLINED TO TENDER INTO ANY OFFER, THE BOARD URGES STOCKHOLDERS TO TENDER ONLY INTO THE FUND'S SELF TENDER OFFER.

           In order to enhance the Fund's ability to respond to the Horejsi Trusts partial tender offer and to develop possible additional alternatives that are fair to all stockholders, the Board has opted into certain Maryland anti-takeover statutes and adopted a Rights Plan. The Rights Plan will prevent the Horejsi Trusts from acquiring more of the outstanding Common Stock without Board approval. The Fund's self tender would also provide a means for the Horejsi Trusts to sell their shares in an orderly manner. If the Horejsi Trusts do not sell in the self tender, your Board may consider additional actions, which may include additional self tender offers or mergers with other funds. The Board will only take these actions, however, if your independent directors conclude that they will serve the best interests of the Fund's stockholders.

           To provide your Board with greater flexibility in responding to the Horejsi offer, Neuberger Berman has demonstrated its commitment to the Fund by buying 139,535 newly issued shares at the Fund's net asset value of $21.50 per share as of September 22, 2004. This is approximately a $3 million dollar investment and a 12% premium to yesterday's market price. The Neuberger Berman purchase facilitated the Board's decision to become subject to the Maryland statutes and will provide some of the cash for the Fund's self tender.

           In an effort to defray certain non-recurring costs during this difficult period, your Board asked, and Neuberger Berman Management Inc. readily agreed, for the manager to voluntarily waive all fees under the Management and Administration Agreements for an indefinite period. Because of waivers established when the Fund was new, the Fund has been paying management and administration fees at an annual rate of 0.45% of its managed assets.

           We urge you to read the attached Schedule 14D-9 with care so that you will be fully informed as to the Board's recommendation and certain actions that it has taken in response to the Horejsi Trusts hostile, partial tender offer, which are described in more detail in the Schedule 14D-9 .

           IN SUM, WE STRONGLY URGE THAT YOU SHOW THE HOREJSI TRUSTS YOU HAVE NO INTEREST IN THEIR OFFER AND THAT YOU DO NOT TENDER YOUR SHARES.

           Your directors thank you for your continued support.

                                        On behalf of the Board of Directors,


                                        Peter E. Sundman
                                        Chairman of the Board

IMPORTANT INFORMATION:

THE FUND'S OFFER WILL BE MADE ONLY BY WAY OF AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL AND ANY AMENDMENTS OR SUPPLEMENTS. MORE DETAILED INFORMATION PERTAINING TO THE FUND'S OFFER WILL BE SET FORTH IN APPROPRIATE FILINGS TO BE MADE WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), WHEN MADE. STOCKHOLDERS ARE URGED TO READ ANY RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF ANY FILINGS CONTAINING INFORMATION ABOUT THE FUND, WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF ANY FILINGS CONTAINING INFORMATION ABOUT THE FUND CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO NEUBERGER BERMAN REAL ESTATE INCOME FUND INC., 605 THIRD AVENUE, NEW YORK, NY 10158-0180, (877) 628-2583.


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                           Georgeson (GS) Shareholder

                    Georgeson Shareholder Communications Inc.
                           17 State Street, 10th Floor
                               New York, NY 10004

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